Exhibit 99.1
This document contains certain supplemental financial information, described in the following exhibit, which has been determined by methods other than Accounting Principles Generally Accepted in the United States of America (“GAAP”) that management uses in its analysis of the Company’s performance. The Company’s management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the Company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry.
Supplemental Performance Measurements – Average Tangible Assets, Average Tangible Equity and Tangible Book Value.
The information below provides specific definitions of non-GAAP measurements utilized in our overview schedule under the financial summary section of Item 2. — Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Return on average tangible assets and return on average tangible equity are computed, on an annualized basis, as follows:
Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.
Return on average tangible equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders’ equity less average goodwill and average identifiable intangible assets.

	Three Months Ended
	March 31,	March 31,
(dollars In thousands)	2006	2005
Net Income, as Reported	$210,128	$259,035
Add: Amortization of Identifiable Intangible Assets, Net of Taxes	5,847	5,937

Net Income, as Adjusted	$215,975	$264,972

Average Total Assets	$57,374,851	$60,206,882
Less: Average Goodwill	5,918,116	5,879,891
Less: Average Identifiable Intangible Assets	110,743	147,596

Average Tangible Assets	$51,345,992	$54,179,395

Average Stockholders’ Equity	$8,971,503	$9,017,358
Less: Average Goodwill	5,918,116	5,879,891
Less: Average Identifiable Intangible Assets	110,743	147,596

Average Tangible Equity	$2,942,644	$2,989,871

Return on Average Tangible Assets	1.71%	1.98%
Return on Average Tangible Equity	29.77%	35.94%
Tangible book value is calculated by dividing period end stockholders’ equity, less period end goodwill and identifiable intangible assets, by period end share outstanding.
TANGIBLE BOOK VALUE

	Three Months Ended
	March 31,	March 31,
(In thousands, except ratios and per share amounts)	2006	2005
Period End Stockholders’ Equity	$8,945,705	$9,008,191
Less: Goodwill and Identifiable Intangible Assets	6,023,348	6,028,294

Period End Stockholders’ Equity Less Intangible Assets	$2,922,357	$2,979,897

End of Period Shares Outstanding	463,520	476,926
Tangible Book Value	$6.30	$6.25

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